EXHIBIT 12.1

Earnings to Fixed Charges

	2012	2013	2014	2015	2016
Earnings:
Income (loss) before taxes	4	85	67	122	308
Interest	328	244	221	191	291
Interest portion of rental expense	20	18	18	17	19
	352	347	306	330	618

Fixed Charges:
Interest	328	244	221	191	291
Interest capitalized	5	5	6	6	6
Interest portion of rental expense	20	18	18	17	19
	353	267	245	214	316

Ratio	1.0	1.3	1.2	1.5	2.0